Exhibit 99.2

CNEY Announces Pricing of $10 Million Underwritten Public Offering

LISHUI, China, Jan. 30, 2023 /PRNewswire/ -- CN Energy Group. Inc. (NASDAQ: CNEY) ("CNEY", or the "Company") today announced the pricing of an underwritten public offering with gross proceeds to the Company expected to be approximately $10 million, before deducting underwriting discounts and other expenses payable by the Company. The offering consists of 18,183,274 units/pre-funded units consisting of (a) one Class A ordinary share (or one pre-funded warrant to purchase one Class A ordinary share in lieu thereof) and (b) one warrant to purchase one Class A ordinary share (the "Warrants") at a price to the public of $0.55 per Class A ordinary share and Warrant (or $0. 5499 per pre-funded warrant and Warrant after reducing $0.0001 attributable to the exercise price of the pre-funded warrants). In addition, the Company has granted the underwriter in the offering a 45-day option to purchase up to an additional 15% of ordinary shares and/or Warrants at the public offering price, less underwriting discounts and commissions, to cover over-allotments in connection with the offering. The Company intends to use the net proceeds from this offering for general corporate purposes, including, but not limited to, working capital.

The offering is expected to close on February 01, 2023, subject to the satisfaction of customary closing conditions.

Aegis Capital Corp. is acting as sole book-running manager for the proposed public offering.

This offering is being made pursuant to an effective shelf registration statement on Form F-3 (No. 333-264579) previously filed with the U.S. Securities and Exchange Commission (the "SEC") and declared effective by the SEC on June 13, 2022. The securities may be offered only by means of a prospectus supplement and accompanying prospectus relating to the offering that form a part of the registration statement. A preliminary prospectus supplement and the accompanying prospectus relating to and describing the terms of the offering were filed with the SEC and are available on the SEC's website at http://www.sec.gov. Electronic copies of the prospectus supplement may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at (212) 813-1010. Before investing in this offering, interested parties should read in their entirety the prospectus supplement and the accompanying prospectus and the other documents that the Company has filed with the SEC that are incorporated by reference in such prospectus supplement and the accompanying prospectus, which provide more information about the Company and such offering.

The final terms of the offering will be disclosed in a final prospectus supplement to be filed with the SEC.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About CN Energy Group. Inc.

CN Energy Group. Inc. is currently listed on NASDAQ under the symbol of CNEY. With patented proprietary bioengineering and physiochemical technologies, CNEY has pioneered and specialized in producing high-quality recyclable activated carbon and renewable energy from abandoned forest and agricultural residues, converting harmful wastes into invaluable wealth and delivering significant financial, economic, environmental, and ecologic benefits. CENY's products and services have been widely used by food and beverage producers, industrial and pharmaceutical manufacturers, as well as environmental protection enterprises. For more information, please visit the Company's website at www.cneny.com.

Forward-Looking Statements

Certain statements, other than statements of historical facts, made in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties, including statements regarding the satisfaction of customary closing conditions related to the offering, sale of securities and our ability to complete the offering. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to refer to its filings with SEC, including without limitation, Company's registration statements and other filings with the SEC that set forth certain risks and uncertainties that may have an impact on future results and directions of the Company.

Investor Relations

Tel:+86-571-87555823

Email: ir@cneny.com